This Form CB contains 10
pages, including all exhibits.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

     FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Banca Fideuram S.p.A
(Name of Subject Company)

Not Applicable
(Translation of Subject Company=s Name into English (if applicable))

Italy
(Jurisdiction of Subject Company=s Incorporation or Organization)

Sanpaolo IMI S.p.A.
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Ordinary Shares ISIN IT 0000082963
(CUSIP Number of Class of Securities (if applicable))

Carlo Giuseppe Angelini Piazza San Carlo 156 10121 Turin, Italy +39-011-555-1
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Antonio Cangeri Banca Fideuram Piazzale Giulio Douhet 31 00143 Rome, Italy

Luigi L. De Ghenghi Davis Polk & Wardwell 99 Gresham Street London EC2V 7NG

Not Applicable
(Date Tender Offer/Rights Offering Commenced)

*	An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	(1)	English press release of Sanpaolo IMI S.p.A. relating to the proposed business combination dated May 18, 2004.

	(2)	English press release of Banca Fideuram S.p.A. relating to the proposed business combination dated May 18, 2004.

(b)	Not applicable

Item 2. Informational Legends

The business combination described herein relates to the securities of foreign companies. The business combination is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Sanpaolo IMI and Banca Fideuram are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent on Form F-X was filed by Sanpaolo IMI S.p.A. on February 17, 2004.

(2) Not applicable.

Exhibit Index

Exhibit Number	Description

1.0	English press release of Sanpaolo IMI S.p.A. relating to the proposed business combination dated May 18, 2004.

2.0	English press release of Banca Fideuram S.p.A. relating to the proposed business combination dated May 18, 2004.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sanpaolo IMI S.p.A.

By:	/s/ Giorgio Spriano

	Name:	Giorgio Spriano

	Title:	Head of Company Secretariat

Date: May 19, 2004